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April 30, 2024	Jessica L. Reece T +1 617 235 4636 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

Registration Statement on Form N-14

File No. 333-277906

Dear Mr. Bellacicco:

This letter provides the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone on April 29, 2024 regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”), which was filed with the SEC on March 13, 2024 with respect to the proposed reorganization of Brandes International Equity Fund, Brandes Global Equity Fund, Brandes Emerging Markets Value Fund, Brandes International Small Cap Equity Fund, Brandes Small Cap Value Fund, Brandes Core Plus Fixed Income Fund, and Brandes Separately Managed Account Reserve Trust (each an “Acquired Fund”, collectively the “Acquired Funds”), each a series of Brandes Investment Trust, with and into corresponding series of the Registrant of the same name (each an “Acquiring Fund, collectively the “Acquiring Funds”), and the Fund’s comment response letter dated April 24, 2024, responding to Staff comments provided on March 13, 2024 (the “April 24 Response Letter”).

For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.

Comment: Regarding the response to Comment #9 in the April 24 Response Letter, please supplementally explain why certain Fund officer and legal expenses are higher for the Brandes Small Cap Value Fund.

Response: The Acquiring Fund engages different service providers than the Acquired Fund for, in particular, certain Fund officer and legal services. As a result, corresponding Other Expenses borne by the Brandes Small Cap Value Fund are expected to be higher as a series of the Registrant than they are currently for the Fund as a series of Brandes Investment Trust.

2.

Comment: Regarding Comment #13 in the April 24 Response Letter, please note that it is the Staff’s view that hyperlinks should appear wherever there is specific incorporation by reference to another filing.

Response: In response to this comment, the Registrant has made the requested change.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Andrew Lawson, Esq.
Barbara Nelligan

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